J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637 telephone                 jmwlkr85@gmail.com             (303) 482-2731 facsimile

October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW – Request for Withdrawal
Yijia Group Corp.
Amendment 1 to Registration Statement on Form S-1
Filed on October 1, 2021 as Form S-1/A
File No. 333-218733

To Whom It May Concern:

I am securities counsel for Yijia Group Corp. On October 1, 2021, amendment 1 to Form S-1 for Yijia Group Corp., was inadvertently filed under the wrong file number (333-218733).

We hereby request that the S-1/A filed October 1, 2021 be withdrawn.

Thank you for your prompt attention to this matter.

J.M. Walker & Associates

/s/Jody M. Walker

By: Jody M. Walker, Attorney At law